March 20, 2018

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:    Alaia Market Linked Trust, Series 7-1
Amendment No. 2 to Registration Statement on Form S-6
Filed March 20, 2018
 File Nos.: 333-222878 and 811-23095

Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

Bradley W. Berman
Direct Tel +1 212 506 2321
bberman@mayerbrown.com

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on March 20, 2018 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”) for the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 7-1, a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your telephone call of March 15, 2018.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover

1.          In the first bullet point on the cover page, please replace the references to “ETFs” with something more specific (e.g., SPY or Reference Asset).

We have replaced the references to “ETFs” with “Reference Asset” in the first bullet point on the cover page.

2.          Please add the following risk factor as a bullet point on the cover page and to the “Principal Risks” on page 13: “Investors who redeem units before the Series Mandatory Dissolution Date may lose money even though the value of the Reference Asset has increased.”

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 20, 2018

We have added this risk factor language in what is now the sixth bullet point on the cover page. Additionally, we have added this risk factor language to pages 15 and 34 of the Prospectus and page 7 of the Information Supplement.

3.          In the fifth bullet point on the cover page, please add a sentence disclosing that investors who purchase units at a price above the Maximum Amount per unit will have no potential for gain and will only have potential to lose money.

We have added a sentence to the fifth bullet point on the cover page that reads: “Additionally, investors who purchase units at a price at or near the Maximum Amount per unit will have little potential for gain, if any.”

We have not included the phrase “above the Maximum Amount per unit” as we do not foresee realistic market scenarios under which the units would have a net asset value above the Maximum Amount per unit. Given the expected 4-year tenor of the trust, and as a result of the portfolio of options, the net asset value per unit is expected to approach towards the Maximum Amount per unit as the Series Mandatory Dissolution Date approaches, and provided that the value of the Reference Asset has sufficiently increased. By then, the organization period will have ended and any purchase will be done assuming a secondary market for the units does develop. The net asset value per unit however should not exceed the Maximum Amount per unit.

4.          In the last paragraph on the cover page, please revise the last sentence by removing the phrase “will be less than those purchased at the Inception Value,” and adding the phrase “will be less than the Capped Return.”

We have revised the what is now the second to last sentence of the last paragraph on the cover page so that it now reads as follows: “As the trust is designed to provide the Equal Upside, Capped Return or the Maximum Loss only on the Series Mandatory Dissolution Date and based on a unit value equal to the Inception Value, the return on the Series Mandatory Dissolution Date for units purchased at a value that is higher than the Inception Value will be less than the Capped Return.”

5.          In the last paragraph on the cover page, please add a new last sentence that reads: “Investors who purchase units at or above the Inception Value may have a loss of greater than [10%] at the Series Mandatory Dissolution Date.”

We have added this new last sentence to the last paragraph on the cover page.

Table of Contents (page ii)

6.          In the second paragraph following the Table of Contents, please revise the second sentence by either (i) deleting the parenthetical or (ii) leaving in the parenthetical and inserting the phrase “who purchase units at the Inception Value” after “Investors”.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 20, 2018

We have revised the second sentence of the second paragraph to include the phrase “who purchase units at the Inception Value” so that the sentence now reads as follows: “Investors who purchase units at the Inception Value may lose a significant portion (up to a maximum loss of [10]%) of their investment.”

Principal Investment Strategy, Hypothetical Performance Return Examples (page 5)

7.          In the last sentence of the second paragraph above the table under the hypothetical performance return examples, please remove the phrase “those purchased at the Inception Value” and replace with “the Capped Return.”

We have revised the last sentence of the second paragraph so that the sentence now reads as follows: “The total return units purchased at a value that is higher than the Inception Value will be less than the Capped Return.”

8.          In the paragraph immediately above the table and in the table itself, please cover purchases after the initial offering period and at prices other than the public offering price.  Accordingly, please delete the phrase “that units are purchased during the initial offering period at the corresponding public offering price” from the last sentence of this paragraph.  With respect to the table, please: (i) delete the parenthetical “(public offering price)” from the first column; (ii) show a range for an offering price from $9 to $14, using $1 increments; (iii) adjust the Maximum Loss per unit column; and (iv) add a new column before the right hand column showing “Annualized maximum total return per unit.”

We have removed the phrase “that units are purchased during the initial offering period at the corresponding public offering price” from the last sentence of the paragraph immediately above the table and in the table itself. Additionally, we have revised and expanded the tables to incorporate the above mentioned changes and add further clarity.

As requested, we have added a column stating what the annualized returns are per unit for each purchase price. In order to show the analysis, it is necessary to assume a certain holding period per unit. We have assumed a holding period of 4 years, which is in line with the tenor of the trust. However, that requires investors to purchase the units on or immediately after the inception date, which makes some of the unit prices stated within the range unrealistic. Alternatively, a shorter holding period can be assumed, for example 2 years. However, shortening the holding period would imply (i) that there will be an active secondary market for purchasing units after the organization period which is unknown, and (ii) a different return per annum per unit for those investors that do purchase units close to the inception date or within the organization period.

Principal Risks (page 14)

9.          Please add a principal risk in this section disclosing that investors will have little or no return if they purchase units at, near or in excess of the Capped Return.

We have added the disclosure in a new sixth risk factor on page 15 of the Prospectus. Additionally, we have added the disclosure as the last sentence to the risk factor that begins with “Investors who purchase units at a price that is above the Inception Value will be subject to, on the Series Mandatory Dissolution Date, a maximum total return per unit that will be less than the Capped Return, or a maximum total loss per unit which can be greater than the Maximum Loss.” on page 32 of the Prospectus and page 5 of the Information Supplement.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 20, 2018

Please also see our response to Comment 3.

Who Should Invest (page 17)

10.          Please add a bullet point to the “you should not invest” list to the effect that investors should not purchase units if they are considering purchasing units at, near or in excess of the Capped Return.

We have added a ninth bullet point under the “you should not invest” list that reads as follows: “are considering purchasing units at or near the Capped Return.”

Please also see our response to Comment 3.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:           Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Lailey Rezai